# FORM 8-K
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

### CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
### THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  August 20, 2003

# KAISER ALUMINUM CORPORATION
(Exact name of Registrant as Specified in its Charter)

**Delaware**
(State or other jurisdiction of incorporation)

**1-9447**
(Commission File Number)

**94-3030279**
(I.R.S. Employer Identification Number)

**5847 San Felipe, Suite 2500**
**Houston, Texas**                                                            **77057-3268**
(Address of Principal Executive Offices)                          (Zip Code)

**(713) 267-3777**
(Registrant's telephone number, including area code)

Item 5.    Other Events

On August 20, 2003, Kaiser Aluminum Corporation issued a press release in the form attached hereto as Exhibit 99.1, which press release is incorporated herein by reference.

Item 7.    Financial Statements and Exhibits

   (c)   Exhibits

         *Exhibit 99.1:  Press release dated August 20, 2003

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*  Included with this filing

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              KAISER ALUMINUM CORPORATION
                                    (Registrant)


                              By:_____
                                    Daniel D. Maddox
                                    Vice President and Controller

Dated:  August 20, 2003

## EXHIBIT INDEX

Exhibit 99.1:     Press release dated August 20, 2003